

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

**VIA U.S. MAIL AND FACSIMILE (704) 947-1919**

J. Michael Gaither
Corporate Secretary
American Tire Distributors, Inc.
12200 Herbert Wayne Court, Suite 150
Huntersville, NC 28078

**Re: American Tire Distributors, Inc.**
**Amendment No. 1 to the Registration Statement on Form S-4**
**Filed January 24, 2011**
**File No. 333-171292 & -01 to -02**

Dear Mr. Gaither:

We have reviewed your response to our letter dated January 14, 2011 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Material U.S. Federal Income Tax Consequences, page 200

1. We note your response to prior comment 19. Please note that the language "[i]n the opinion of Covington & Burling LLP, the following is a description of the material U.S. federal income tax consequences . . ." is not appropriate in a short-form tax opinion. Please revise to clearly indicate that the discussion of material tax consequences is the opinion of counsel.

Acquisition of ATDH, page F-48

2. We note the additional disclosures provided on page F-49. However, you do not provide details regarding the nature and amounts of the assumed liabilities for which amounts are provisional. In this regard, it appears that you should further revise your filing to disclose the provisional amounts for items for which your accounting is incomplete as required by ASC Topic 805-10-50-6. For guidance see ASC Topic 805-10-55-29, Example 1.

Other

3. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

4.  Please provide a currently dated signed consent from the independent public accountant in the amendment.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc:     Via facsimile (646) 441-9034
        Carey S. Roberts, Esq.
        Covington & Burling LLP